

Mail Stop 3030

July 29, 2009

Via U.S. Mail and Fax (408) 988-8145

Mr. Jeffrey Andreson
Vice President, Finance and Administration, Chief Financial Officer
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054

> **Re: Intevac, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 000-26946**

Dear Mr. Andreson:

We have reviewed your response dated July 1, 2009 and have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 11 Executive Compensation, page 69

1.   We note your response to our prior comment 7 and your response's analysis of disclosure of such information could cause substantial harm to your competitive position. Our comment sought your analysis of disclosure of such information on a historical basis, yet your response focuses on the impact of disclosure such information on a forward-looking basis. Please tell us whether target bonus amounts from a completed fiscal year would result in substantial competitive harm or tell us that you will disclose that information in future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Jay Webb
Accounting Reviewer